EXHIBIT 99.2

Management’s Discussion & Analysis
Nuvei Corporation
For the three and six months ended June 30, 2023 and 2022
(in thousands of US dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023
As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.
This MD&A dated August 9, 2023, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements, along with the related notes thereto for the three and six months ended June 30, 2023 (the “Interim Financial Statements”), as well as with our audited consolidated financial statements along with the notes related thereto for the year ended December 31, 2022. The financial information presented in this MD&A is derived from the Interim Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All amounts are in US dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of US dollars, unless otherwise indicated. This MD&A is presented as of the date of the Interim Financial Statements and is current to that date unless otherwise stated.
We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the Paya acquisition, including expectations regarding anticipated cost savings and synergies and the strength, complementarity and compatibility with Nuvei's business; information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions and expectations regarding our margins and future profitability is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates and general economic conditions and the competitive environment within our industry, including the following assumptions: (a) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from macroeconomic headwinds on its or its customers' business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (b) the economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels, (c) assumptions as to foreign exchange rates and interest rates, including inflation, (d) the Company's continued ability to manage its growth effectively, (e) the Company's ability to continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (f) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of future acquisitions as well as assumptions related to the Paya acquisition such as: the Company's ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans, to complete the integration of the Paya business within anticipated time periods and at expected cost levels and to attract and retain key employees, management's estimates and expectations in relation to future economic and business conditions and other factors, and resulting impact on growth in various financial metrics (g) the absence of adverse changes in legislative or regulatory matters, (h) the Company’s continued ability to upskill and modify its compliance capabilities as regulations change or as the Company enters new markets, (i) the Company’s continued ability to access liquidity and capital resources, including its ability to secure debt or equity financing on satisfactory terms, and (j) the absence of adverse changes in current tax laws. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form (the “AIF”) such as: risks associated with the Paya acquisition (including our inability to successfully integrate the Paya business; legal proceedings instituted related to the Paya acquisition and the impact of significant demands placed on management as a result thereof; the potential failure to realize anticipated benefits from the Paya acquisition; potential undisclosed costs or liabilities associated with the Paya acquisition, which may be significant; impact of acquisition-related expenses; the failure to retain Paya’s personnel and clients following the acquisition and risks associated with the loss and ongoing replacement of key personnel); risks relating to our business and industry, such as the Russian invasion of Ukraine, including the resulting global economic uncertainty and measures and sanctions taken in response thereto; declining level of volume activity in certain verticals, including digital assets and the resulting negative impact on the demand for, and prices of, our products and services; changes in foreign currency exchange rates, inflation, interest rates, consumer spending trends and other macroeconomic factors affecting our customers and our results of operations; the rapid developments and change in our industry; intense competition both within our industry and from other payments providers; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing clients, increasing sales to existing clients and attracting new clients; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our customers being small-and-medium sized businesses (“SMBs”); compliance with the requirements of payment networks; financial liability related to the inability of our customers (merchants) to fulfill their requirements; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom’s departure from the European Union; decline in the use of electronic payment methods; loss of key personnel or difficulties hiring qualified personnel; deterioration in the quality of the products and services offered; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions and business cycles; reliance on third-party partners to distribute some of our products and services; misappropriation of end-user transaction funds by our employees; fraud by customers, their customers or others; insufficient coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor or other parties; wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of one of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; occurrence of a natural disaster, a widespread health epidemic or pandemic or other events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Overview
We are a global payment company providing payment technology and solutions to businesses across North America, Europe, Asia Pacific, Middle East and Africa ("MEA") and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce, business to business ("B2B"), government and integrated payments. Our platform enables customers to pay and/or accept payments worldwide regardless of their customers’ location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we provide seamless and secure pay-in and payout capabilities, connecting our customers with their customers in over 200 markets worldwide, with local acquiring in 47 of those markets. With support for 634 alternative payment methods (“APMs”), and nearly 150 currencies, our customers can capture every payment opportunity that comes their way. In short, we provide the payment technology and intelligence our customers need to succeed locally and globally, through one integration – propelling them further, faster.
While global commerce continues to pivot online, eCommerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, customers may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent and frictionless transaction experience across all channels whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.
We sell and distribute our solutions globally primarily through direct sales, indirect sales for SMBs and eCommerce integrated technology partners and platforms. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local commercial teams and distribution partners who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their revenue, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.

Our revenue is primarily based on sales volume generated from our customers’ daily sales and through various transaction and subscription-based fees for our modular technology. Modular technology includes, for example, gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, open banking, data reporting, reconciliation tools, in addition to a long list of value-add capabilities. Our revenue is largely recurring due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers’ enterprise resource planning systems. Additionally, our model has delivered rapid growth in eCommerce revenue. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.
Financial Highlights for the Three Months Ended June 30, 2023 Compared to 2022:
•Total volume(a) increased by 68% to $50.6 billion from $30.1 billion;
◦eCommerce represented 88% of Total volume(a);
◦Total volume growth at constant currency(a) was 67% with Total volume at constant currency(a) increasing to $50.4 billion from $30.1 billion;
•Revenue increased 45% to $307.0 million from $211.3 million;
◦Revenue was impacted unfavorably by $15.5 million due to volatility in the digital assets and cryptocurrencies vertical year-over-year;
◦Revenue growth at constant currency(b) was 45% with Revenue at constant currency(b) increasing to $307.4 million from $211.3 million;
•Net income was $11.6 million compared to net income of $35.1 million,
◦Results include an increase in finance cost of $31.3 million mainly related to amounts drawn under the Company’s new reducing revolving credit facility;
•Adjusted EBITDA(b) increased by 19% to $110.3 million from $92.9 million;
•Adjusted net income(b) decreased by 22% to $58.1 million from $74.7 million;
•Net income per diluted share was $0.07 compared to net income per diluted share of $0.23;
•Adjusted net income per diluted share(b) decreased by 24% from $0.51 to $0.39; and,
•Adjusted EBITDA less capital expenditures(b) increased by 19% to $95.9 million from $80.8 million.
Financial Highlights for the Six Months Ended June 30, 2023 Compared to 2022:
•Total volume(a) increased by 57% to $93.0 billion from $59.3 billion;
◦eCommerce represented 89% of Total volume(a);
◦Total volume growth at constant currency(a) was 58% with Total volume at constant currency(a) increasing to $93.6 billion from $59.3 billion;
•Revenue increased 32% to $563.5 million from $425.8 million;
◦Revenue was impacted unfavorably by $42.6 million due to volatility in the digital assets and cryptocurrencies vertical and by $6.5 million due to changes in foreign currency exchange rates year-over-year;
◦Revenue growth at constant currency(b) was 34% with Revenue at constant currency(b) increasing to $570.1 million from $425.8 million;
•Net income decreased to $3.3 million from $39.6 million,
◦Results include an increase in finance cost of $42.0 million mainly related to amounts drawn under the Company’s new reducing revolving credit facility;
•Adjusted EBITDA(b) increased by 12% to $206.6 million from $184.4 million;
•Adjusted net income(b) decreased by 15% to $122.5 million from $143.7 million;
•Net income per diluted share decreased to $0.00 from $0.25;
•Adjusted net income per diluted share(b) decreased by 14% to $0.83 from $0.97;

•Adjusted EBITDA less capital expenditures(b) increased by 10% to $179.5 million from $163.3 million; and,
•Share repurchases totaled 1,350,000 shares for total cash consideration of $56 million.
(a)Total volume and Total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See "Non-IFRS and Other Financial Measures".
(b)Revenue at constant currency, Revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS financial measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.
Paya acquisition
On February 22, 2023, Nuvei acquired all of the issued and outstanding common shares of Paya Holdings Inc. ("Paya"), for a total cash consideration of approximately $1.4 billion, comprised of cash on hand, cash from our New reducing revolving facility (as defined below) and $9.7 million of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by Nuvei of seller-related payments of $51.9 million paid by Paya immediately prior to closing and thereby increased the calculated purchase price. Paya was a leading provider of integrated payment and commerce solutions in the United States. This acquisition is expected to accelerate our integrated payment strategy, diversify our business into key high-growth non-cyclical verticals with large addressable end markets and enhance the execution of our growth plan.
Credit facilities
On February 22, 2023 and in connection with the Paya acquisition, the Company entered into a new secured pari passu first lien reducing revolving credit facility ("New reducing revolving credit facility") of $800 million. Until the delivery of the Company's unaudited interim consolidated financial statements for the quarter ending September 30, 2023, borrowings under the New reducing revolving credit facility bear interest, at our option, at either (a) Term SOFR (including a 0.1% credit spread adjustment) plus a margin of 3.00% or (b) an alternate base rate plus a margin of 2.00%. Thereafter, borrowings under the New reducing revolving facility will bear interest, at our option, at either (a) Term SOFR (including a 0.1% credit spread adjustment) plus a margin ranging from 2.50% to 3.25% or (b) an alternate base rate plus a margin ranging from 1.50% to 2.25%, in each case, based on a first lien leverage ratio. Commencing on June 30, 2023, the commitments in respect of the New reducing revolving credit facility are automatically permanently reduced by $10 million on the last day of each fiscal quarter. The maturity of the New reducing revolving credit facility is September 28, 2025.
Normal Course Issuer Bid
On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. In March 2023, the Company also entered into an automatic share purchase plan ("ASPP") with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker was authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price, defined time period and other limitations imposed by the Company and subject to rules and policies of the TSX and the Nasdaq and applicable securities laws, such as a daily purchase restriction. During the six months ended June 30, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56.0 million.
Quarterly dividend
On August 8, 2023, the Board of Directors approved a regular quarterly cash dividend of $0.10 per common share payable on September 5, 2023 to shareholders of record on August 21, 2023.

Non-IFRS and Other Financial Measures
Our Interim Financial Statements have been prepared in accordance with IFRS, applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The information presented in this MD&A includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Revenue at constant currency, Revenue growth at constant currency, Organic revenue at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume, Total volume at constant currency and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: Organic revenue at constant currency means revenue, as determined under IFRS, adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (which we define as acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.

Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Total volume at constant currency: Total volume at constant currency is used as an indicator of performance of our business on a more comparable foreign currency exchange basis. Total volume at constant currency means Total volume adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures to Net Income
The following table reconciles Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net income for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
(In thousands of US dollars)	$	$	$	$

Net income	11,617	35,083	3,328	39,597
Finance cost (recovery)	29,318	(1,973)	47,786	5,768
Finance income	(961)	(1,665)	(6,336)	(2,296)
Depreciation and amortization	35,925	27,046	63,581	53,489
Income tax expense	2,486	5,831	6,364	14,443
Acquisition, integration and severance costs(a)	6,562	3,612	31,880	10,166
Share-based payments and related payroll taxes(b)	36,254	32,704	72,321	69,944
Gain on foreign currency exchange	(11,115)	(8,467)	(12,513)	(7,887)
Legal settlement and other(c)	221	682	178	1,207
Adjusted EBITDA	110,307	92,853	206,589	184,431
Acquisition of property and equipment, and intangible assets	(14,366)	(12,026)	(27,045)	(21,087)
Adjusted EBITDA less capital expenditures	95,941	80,827	179,544	163,344
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and six months ended June 30, 2023, these expenses were $1.1 million and $19.6 million ($0.5 million and $3.3 million for the three months and six months ended June 30, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $0.7 million and $2.8 million for the three months and six months ended June 30, 2023 and $3.4 million and $6.8 million for the three months and six months ended June 30, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and six months ended June 30, 2023, and a gain of $0.5 million was recognized for the three months and six months ended June 30, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $4.8 million and $9.5 million for the three months and six months ended June 30, 2023 ($0.2 million and $0.6 million for the three months and six months ended June 30, 2022). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and six months ended June 30, 2023, the expenses consisted of non-cash share-based payments of $35.9 million and $71.4 million ($32.7 million and $69.9 million for three months and six months ended June 30, 2022), $0.4 million and $0.9 million for related payroll taxes ($0.1 million for the three months and six months ended June 30, 2022).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Revenue at Constant Currency and Revenue Growth at Constant Currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the periods indicated:

(In thousands of US dollars except for percentages)	Three months ended June 30, 2023			Three months ended June 30, 2022
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	307,026	391	307,417	211,294	45%	45%

(In thousands of US dollars except for percentages)	Six months ended June 30, 2023			Six months ended June 30, 2022
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	563,524	6,533	570,057	425,838	32%	34%

Reconciliation of Organic Revenue at Constant Currency and Organic Revenue Growth at Constant Currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the periods indicated:

(In thousands of US dollars except for percentages)	Three months ended June 30, 2023					Three months ended June 30, 2022
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$	$	$

Revenue	307,026	(76,258)	—	391	231,159	211,294	—	211,294	45%	9%

(In thousands of US dollars except for percentages)	Six months ended June 30, 2023					Six months ended June 30, 2022
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$	$	$

Revenue	563,524	(106,680)	—	6,533	463,377	425,838	—	425,838	32%	9%

(a) Revenue from acquisitions reflects revenue from Paya which was acquired on February 22, 2023, as well as another immaterial acquisition completed during the six months ended June 30, 2023.

Reconciliation of Adjusted Net Income and Adjusted Net Income per Basic Share and per Diluted Share to Net Income
The following table reconciles net income to Adjusted net income for the periods indicated:

	Three months ended June 30		Six months ended June 30
(In thousands of US dollars except for share and per share amounts)	2023	2022	2023	2022
	$	$	$	$

Net income	11,617	35,083	3,328	39,597
Change in fair value of share repurchase liability	—	(7,884)	571	(5,710)
Amortization of acquisition-related intangible assets(a)	27,401	23,496	47,540	46,477
Acquisition, integration and severance costs(b)	6,562	3,612	31,880	10,166
Share-based payments and related payroll taxes(c)	36,254	32,704	72,321	69,944
Gain on foreign currency exchange	(11,115)	(8,467)	(12,513)	(7,887)
Legal settlement and other(d)	221	682	178	1,207
Adjustments	59,323	44,143	139,977	114,197
Income tax expense related to adjustments(e)	(12,847)	(4,567)	(20,759)	(10,079)
Adjusted net income	58,093	74,659	122,546	143,715
Net income attributable to non-controlling interest	(1,694)	(1,104)	(3,183)	(2,615)
Adjusted net income attributable to the common shareholders of the Company	56,399	73,555	119,363	141,100

Weighted average number of common shares outstanding
Basic	138,841,224	141,442,328	139,245,992	142,148,713
Diluted	143,542,021	144,884,842	143,552,506	145,703,289
Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.41	0.52	0.86	0.99
Diluted	0.39	0.51	0.83	0.97
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and six months ended June 30, 2023, these expenses were $1.1 million and $19.6 million ($0.5 million and $3.3 million for the three months and six months ended June 30, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $0.7 million and $2.8 million for the three months and six months ended June 30, 2023 and $3.4 million and $6.8 million for the three months and six months ended June 30, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and six months ended June 30, 2023, and a gain of $0.5 million was recognized for the three months and six months ended June 30, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $4.8 million and $9.5 million for the three months and six months ended June 30, 2023 ($0.2 million and $0.6 million for the three months and six months ended June 30, 2022). These expenses are presented in selling, general and administrative expenses.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and six months ended June 30, 2023, the expenses consisted of non-cash share-based payments of $35.9 million and $71.4 million ($32.7 million and $69.9 million for three months and six months ended June 30, 2022), $0.4 million and $0.9 million for related payroll taxes ($0.1 million for the three months and six months ended June 30, 2022).
(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Summary of Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled “Risks Relating to Our Business and Industry” of our AIF for the year ended December 31, 2022, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Growing with our Existing Customers. Our success is directly correlated with our customers’ success. We focus on the high-growth markets within omnichannel payments and intend to grow alongside our existing customers as they grow their business and expand into new markets within selected high-growth end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services, utilities, healthcare, non-profit and travel. eCommerce represents the majority of our Total volume with eCommerce volume accounting for 89% of our Total volume in the six months ended June 30, 2023. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.
In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and achieving and maintaining profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Acquiring New Customers. Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs and third-party partners in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America, with a focus in the eCommerce channels. Key to our success in achieving customer base expansion is continued investment in marketing and in our direct sales team and further leveraging our broad and diversified network of partners.
Expanding in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific, MEA and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.
Investing in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in this platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through ongoing communication and feedback loops is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.
Adding new use cases and verticals to our technology. We are adding new use cases and verticals to our technology through acquisitions. For example, with the acquisition of Paya, we are now bringing our technology and expertise to under-penetrated verticals such as healthcare and non-profit. By adding these use cases to our existing offering, we are growing our total addressable market.
Selectively Pursuing and Successfully Executing Acquisitions. We have in the past augmented, and intend in the future to augment, our capabilities and organic growth with strategic acquisitions. For example, on February 22, 2023, we acquired Paya. Critical to our success is continuing to be highly disciplined in integrating acquisitions in a manner that allows us to fulfill the potential that these acquisitions bring.
Maintaining and Adding to our Acquiring Bank and Payment Network Relationships. We have built strong relationships with acquiring banks and the payment networks globally. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our customer base will be a key enabler in the pursuit of our growth strategies.

Adapting to Regulatory Changes. The nature of our product and service offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements. As regulations change or as we enter new markets with different regulatory requirements, we will continue to upskill and modify, our compliance capabilities as appropriate, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, in as seamless as possible a manner to minimize disruption to our customers’ businesses.
Digital assets and cryptocurrencies. We generate a small portion of our revenue from customers operating in the digital assets and cryptocurrencies industry. Cryptocurrencies have historically and currently exhibit significant price volatility that have and could continue to adversely affect the operations of our customers in that industry, and, in turn, our results of operations and profitability. As a result, the Company is exposed to volatility in the cryptocurrency industry generally, including in sectors of the cryptocurrency industry that do not directly apply to the Company’s payment services business but that are integral to the cryptocurrency industry as a whole. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.
Foreign currency exchange rate fluctuations. Exchange rate fluctuations may negatively affect our results of operations. Our presentation currency is the US dollar. We derive the largest portion of our revenues in US dollars and the largest proportion of our expenses in US dollars. Foreign currency exchange rate fluctuations have and may continue to negatively affect our revenue that is denominated in currency other than the US dollar. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the US dollar would reduce our revenue and any weakening of the US dollar would increase our revenue as measured in US dollars.
Key Components of Results of Operations
Revenue
Merchant Transaction and Processing Services. Revenues from our merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual customers. Additionally, transaction and processing services revenues stem from contracts with financial service providers and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for customers.
Our transaction and processing services revenue is primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.
We present revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks when it is determined that we are acting as an agent and do not have the ability to direct the use of and obtain substantially all of the benefits of these services.
Other Revenue. We may sell hardware (“point-of-sale equipment”) as part of our contracts with customers. Hardware consists of terminals or gateway devices. We do not manufacture hardware but purchase hardware from third party vendors and hold the hardware in inventory until purchased by a customer.
For more information on our revenue recognition policies, refer to Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2022.

Cost of Revenue
Processing Costs. Processing costs consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transactions and we do not record separate processing fees as a cost of revenue. Processing costs also include losses resulting from our transaction guarantee solutions.
Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses primarily represent the amounts associated with commissions, employee compensation, share-based payments, and depreciation and amortization.
Commissions. Commissions are comprised of incentives paid to third party partners for referring customers.
Employee Compensation. Employee compensation consists of salaries, incentives and benefits (excluding share-based payments which are disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.
Share-Based Payments. Share-based payments consist of our equity-settled share-based compensation earned by our employees, directors and consultants.
Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.
Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies, distributor commission buyouts and partner and merchant relationships that are acquired by the Company. Distributor commission buyouts represent amounts paid to independent sales organizations to buy out their rights to future residual commission payments. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.
Selling, general and administrative expenses also consist of professional fees, transaction losses, contingent consideration adjustments and other expenses.
We anticipate increases in selling, general and administrative expenses as we invest in our business such as our sales force and brand awareness. Please refer to the section entitled “Risks Relating to Regulation” of our AIF.
Net Finance Costs
Net finance costs primarily represent amounts associated with:
Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on term loans outstanding under the credit facilities.
Change in Fair Value of Share Repurchase Liability. When the Company enters into an automatic share purchase plan, it recognizes a share repurchase liability. The share repurchase liability is a financial liability accounted for at fair value through profit or loss, and as such, is remeasured at fair market value until it is settled or upon termination of the agreement, with fair value changes being recognized in finance costs.

Interest Income. Interest income consists of interest received on cash and cash equivalents held by the Company.
Loss (Gain) on Foreign Currency Exchange
Loss (gain) on foreign currency exchange results from monetary items that are held by the Company or its subsidiaries in a currency different than its functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.
Income Tax Expense
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations
The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months and six months ended June 30, 2023 and 2022:

	Three months ended June 30		Six months ended June 30
(In thousands of US dollars except for share and per share amounts)	2023	2022	2023	2022
	$	$	$	$

Revenue	307,026	211,294	563,524	425,838
Cost of revenue	53,926	35,980	108,522	82,896
Gross profit	253,100	175,314	455,002	342,942

Selling, general and administrative expenses	221,755	146,505	416,373	293,317
Operating profit	31,345	28,809	38,629	49,625

Finance income	(961)	(1,665)	(6,336)	(2,296)
Finance cost (recovery)	29,318	(1,973)	47,786	5,768

Net finance cost (income)	28,357	(3,638)	41,450	3,472
Gain on foreign currency exchange	(11,115)	(8,467)	(12,513)	(7,887)

Income before income tax	14,103	40,914	9,692	54,040
Income tax expense	2,486	5,831	6,364	14,443
Net income	11,617	35,083	3,328	39,597

Other comprehensive income (loss)
Foreign operations – foreign currency translation differences	(9,068)	(25,593)	(4,010)	(30,455)
Comprehensive income (loss)	2,549	9,490	(682)	9,142

Net income attributable to:
Common shareholders of the Company	9,923	33,979	145	36,982
Non-controlling interest	1,694	1,104	3,183	2,615
	11,617	35,083	3,328	39,597

Weighted average number of common shares outstanding
Basic	138,841,224	141,442,328	139,245,992	142,148,713
Diluted	143,542,021	144,884,842	143,552,506	145,703,289
Net income per share attributable to common shareholders of the Company
Basic	0.07	0.24	—	0.26
Diluted	0.07	0.23	—	0.25

The following table summarizes our revenue by geography based on the billing location of the merchant for the three months and six months ended June 30, 2023 and 2022.

	Three months ended June 30		Change		Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022			2023	2022
	$	$	$	%	$	$	$	%
Revenue
North America	173,878	83,418	90,460	108	298,597	164,083	134,514	82
Europe, Middle East and Africa	119,158	119,932	(774)	(1)	238,983	244,519	(5,536)	(2)
Latin America	12,267	6,911	5,356	77	23,083	13,336	9,747	73
Asia Pacific	1,723	1,033	690	67	2,861	3,900	(1,039)	(27)
	307,026	211,294	95,732	45	563,524	425,838	137,686	32
Results of Operations for the Three Months Ended June 30, 2023 and 2022
Revenue

	Three months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Revenue	307,026	211,294	95,732	45
For the three months ended June 30, 2023, revenue increased by $95.7 million or 45% as compared to the three months ended June 30, 2022. The increase in revenue mainly reflects the contribution of revenue from Paya of $75.9 million and organic revenue growth. Revenue was also impacted unfavorably by a decrease in year-over-year revenue of $15.5 million from our digital assets and cryptocurrency vertical and changes in foreign currency exchange rates year-over-year by $0.4 million, which partly offset organic revenue growth. For the three months ended June 30, 2023, Organic revenue at constant currency was $231.2 million and Organic revenue growth at constant currency was 9%. See "Non-IFRS and Other Financial Measures".
Total volume increased to $50.6 billion for the three months ended June 30, 2023 from $30.1 billion in the three months ended June 30, 2022, an increase of $20.5 billion or 68% mainly due to the contribution from Paya. Total volume at constant currency was $50.4 billion, an increase of 67% over the same period.
Cost of Revenue

(In thousands of US dollars, except for percentages)	Three months ended June 30		Change
	2023	2022	$	%
Cost of revenue	$53,926	$35,980	17,946	50
As a percentage of revenue	17.6%	17.0%
For the three months ended June 30, 2023, cost of revenue increased compared to the three months ended June 30, 2022, mainly due to an increase in processing costs primarily as a result of organic growth and to a lesser extent, as a result of the contribution from Paya.
Cost of revenue as a percentage of revenue increased from 17.0% for the three months ended June 30, 2022 to 17.6% for the three months ended June 30, 2023 mainly due to a change in revenue mix.

Selling, General and Administrative Expenses

	Three months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Selling, general and administrative expenses
Commissions	60,268	29,757	30,511	103
Employee compensation	53,409	37,443	15,966	43
Share-based payments	35,869	32,664	3,205	10
Depreciation and amortization	35,925	27,046	8,879	33
Professional fees	11,327	4,784	6,543	137
Other	24,957	14,811	10,146	69
	221,755	146,505	75,250	51
For the three months ended June 30, 2023, selling, general and administrative expenses increased by $75.3 million or 51% as compared to the three months ended June 30, 2022 primarily due to the following:
Commissions. During the three months ended June 30, 2023, commission expense increased by $30.5 million or 103% as compared to the three months ended June 30, 2022. The increase was primarily due to the contribution from Paya.
Employee Compensation. During the three months ended June 30, 2023, employee compensation increased by $16.0 million or 43% as compared to the three months ended June 30, 2022. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase year-over-year mainly reflects higher headcount due to Paya acquisition as well as organic growth, including those in direct sales and account management to drive future growth and execute on our strategy.
Share-based Payments. For the three months ended June 30, 2023, share-based payments increased by $3.2 million as compared to the three months ended June 30, 2022, mainly due to the contribution from Paya. Of the $35.9 million of the share-based payments for the three months ended June 30, 2023, $9.9 million related to awards with an exercise price or share price performance condition in excess of $100.00. As at June 30, 2023, unrecognized share-based payments were approximately $162.1 million of which $49.8 million related to awards with an exercise price or share price performance condition in excess of $100.00. Share-based payments represented 12% of revenue for the three months ended June 30, 2023 compared to 15% of revenue for the three months ended June 30, 2022.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended June 30, 2023 increased by $8.9 million or 33% as compared to the three months ended June 30, 2022. The increase was mainly due to higher amortization of intangible assets acquired as part of the Paya acquisition.
Professional Fees. For the three months ended June 30, 2023, professional fees increased by $6.5 million compared to the three months ended June 30, 2022. The increase mainly reflected fees related to ongoing acquisition integration activities.
Other. For the three months ended June 30, 2023, other expenses increased by $10.1 million compared to the three months ended June 30, 2022. The increase was mostly due to incremental costs related to the contribution from Paya, as well as higher technology and marketing expenses.

Net Finance Cost

	Three months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Finance income
Interest on advances to third parties and interest income	(961)	(1,665)	704	(42)
Finance cost (recovery)
Interest on loans and borrowings (excluding lease liabilities)	28,751	5,259	23,492	447
Change in fair value of share repurchase liability	—	(7,884)	7,884	(100)
Other	567	652	(85)	(13)
Net finance cost (income)	28,357	(3,638)	31,995	n.m.
During the three months ended June 30, 2023, net finance cost increased by $32.0 million as compared to the three months ended June 30, 2022. The increase was primarily due to the following items:
Interest on advances to third parties and interest income. The decrease in finance income of $0.7 million was mainly due to lower interest income due to lower cash and cash equivalents balance during the three months ended June 30, 2023 as a result of the Paya acquisition, partially offset by the higher interest rate environment.
Interest on Loans and Borrowings. The increase of $23.5 million was mainly due a higher debt balance and amortization of financing cost resulting from the Paya acquisition and a higher interest rate environment in the three months ended June 30, 2023 .
Gain on Foreign Currency Exchange

	Three months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Gain on foreign currency exchange	(11,115)	(8,467)	(2,648)	31
Gain on foreign currency exchange for the three months ended June 30, 2023 was $11.1 million compared to a gain of $8.5 million for the three months ended June 30, 2022. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.
Income Taxes

	Three months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022	$	%
Income tax expense	$2,486	$5,831	(3,345)	(57)
Effective tax rate	17.6%	14.3%

Income tax expense for the three months ended June 30, 2023 was $2.5 million on net income before income tax of $14.1 million, representing an effective tax rate of 17.6% for the period. The effective income tax rate was lower than the Canadian parent's statutory income tax rate of 26.5% because it includes the favorable impact of lower income tax rates in other jurisdictions and non-taxable foreign exchange gains, partially offset by share-based payments of $35.9 million recognized in the three months ended June 30, 2023 that are non-deductible in most jurisdictions.
Income tax expense for the three months ended June 30, 2022 was $5.8 million on income before income tax of $40.9 million, representing an effective tax rate of 14.3% for the period. This effective tax rate was lower than the Canadian parent statutory tax rate of 26.5% mainly reflected the favorable impact of lower tax rates in certain jurisdictions as well as non-taxable items, including the change in fair value of share repurchase liability (gain), and was partially offset by share-based payments of $32.7 million recognized in the three months ended June 30, 2022 that are non-deductible for tax purposes in most jurisdictions.
Results of Operations for the Six Months Ended June 30, 2023 and 2022
Revenue

	Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Revenue	563,524	425,838	137,686	32
For the six months ended June 30, 2023, revenue increased by $137.7 million or 32% as compared to the six months ended June 30, 2022. The increase in revenue mainly reflects the contribution of revenue from Paya of $106.2 million and organic revenue growth. Revenue was also impacted unfavorably by a decrease in year-over-year revenue of $42.6 million from our digital assets and cryptocurrency vertical and by changes in foreign currency exchange rates year-over-year by $6.5 million, which partially offset organic revenue growth. Revenue at constant currency was $570.1 million, Revenue growth at constant currency was 34%, Organic revenue at constant currency was $463.4 million and Organic revenue growth at constant currency was 9%. See "Non-IFRS and Other Financial Measures".
Total volume increased from $59.3 billion for the six months ended June 30, 2022 to $93.0 billion in the six months ended June 30, 2023, an increase of $33.6 billion or 57% mainly due to the contribution from Paya. Total volume at constant currency was $93.6 billion, an increase of 58% over the same period.
Cost of Revenue

(In thousands of US dollars, except for percentages)	Six months ended June 30		Change
	2023	2022	$	%
Cost of revenue	$108,522	$82,896	25,626	31
As a percentage of revenue	19.3%	19.5%
For the six months ended June 30, 2023, cost of revenue increased by $25.6 million or 31% as compared to the six months ended June 30, 2022 mainly due to an increase of $25.6 million in processing costs.
The increase in processing costs was mainly driven by organic growth in Total volume and, to a lesser extent, the contribution from Paya.

Selling, General and Administrative Expenses

	Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Selling, general and administrative expenses
Commissions	98,567	57,555	41,012	71
Employee compensation	99,130	75,242	23,888	32
Share-based payments	71,442	69,851	1,591	2
Depreciation and amortization	63,581	53,489	10,092	19
Professional fees	39,992	12,434	27,558	222
Other	43,661	24,746	18,915	76
	416,373	293,317	123,056	42
For the six months ended June 30, 2023, selling, general and administrative expenses increased by $123.1 million or 42% as compared to the six months ended June 30, 2022 primarily due to the following:
Commissions. During the six months ended June 30, 2023, commission expense increased by $41.0 million or 71% as compared to the six months ended June 30, 2022. The increase was primarily due to the contribution from Paya.
Employee Compensation. During the six months ended June 30, 2023, employee compensation increased by $23.9 million or 32% as compared to the six months ended June 30, 2022. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase mainly reflects higher headcount due to the Paya acquisition as well as organic growth, including those in direct sales and account management to drive future growth and execute on our strategy.
Share-based Payments. For the six months ended June 30, 2023, share-based payments increased by $1.6 million as compared to the six months ended June 30, 2022, mainly due to the contribution from Paya. This was primarily due to awards to employees, including new employees from the Paya acquisition. Of the $71.4 million of the share-based payments for the six months ended June 30, 2023, $21.7 million related to awards with an exercise price or share price performance condition in excess of $100.00. Share-based payments represented 13% of revenue for the six months ended June 30, 2023 compared to 16% of revenue for the six months ended June 30, 2022.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the six months ended June 30, 2023 increased by $10.1 million or 19% as compared to the six months ended June 30, 2022. The increase was primarily due to higher amortization of intangible assets acquired as part of the Paya acquisition.
Professional Fees. For the six months ended June 30, 2023, professional fees increased by $27.6 million or 222% as compared to the six months ended June 30, 2022. The increase mainly reflected acquisition costs of $15.5 million for the Paya acquisition as well as fees related to ongoing acquisition integration activities.
Other. For the six months ended June 30, 2023, other expenses increased by $18.9 million compared to the six months ended June 30, 2022. The increase was mostly due to incremental contribution from Paya as well as higher technology and marketing expenses.

Net Finance Cost

	Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Finance income
Interest on advances to third parties and interest income	(6,336)	(2,296)	(4,040)	176
Finance cost (recovery)
Interest on loans and borrowings (excluding lease liabilities)	46,358	10,152	36,206	357
Change in fair value of share repurchase liability	571	(5,710)	6,281	n.m.
Other	857	1,326	(469)	(35)
Net finance cost	41,450	3,472	37,978	n.m.
During the six months ended June 30, 2023, net finance cost increased by $38.0 million as compared to the six months ended June 30, 2022. The increase was primarily due to the following items:
Interest on advances to third parties and interest income. The increase in finance income of $4.0 million is mainly due to an increase in interest income due to higher cash and cash equivalents balance in 2023 until the Paya acquisition, as well as the relatively higher interest rate environment.
Interest on Loans and Borrowings. The increase of $36.2 million was mainly due to higher debt balance and amortization of financing cost resulting from the Paya acquisition and a higher interest rate environment in the six months ended June 30, 2023.
Change in Fair Value of Share Repurchase Liability. The remeasurement loss of $0.6 million associated with the share repurchase liability in the six months ended June 30, 2023 is due to an increase in share price between the ASPP start date and the completion of the share repurchase under the ASPP in March 2023, which resulted in a higher fair value measurement of the financial liability. The gain of $5.7 million in the six months ended June 30, 2022 is due to the decrease in share price between the ASPP start date and the completion of the share repurchase under the ASPP in May 2022.
Gain on Foreign Currency Exchange

	Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Gain on foreign currency exchange	(12,513)	(7,887)	(4,626)	59
Gain on foreign currency exchange for the six months ended June 30, 2023 was $12.5 million compared to a gain of $7.9 million for the six months ended June 30, 2022. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.
Income Taxes

	Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Income tax expense	6,364	14,443	(8,079)	(56)%
Effective tax rate	65.7%	26.7%

Income tax expense for the six months ended June 30, 2023 was $6.4 million on income before income tax of $9.7 million, representing an effective tax rate of 65.7% for the period. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $71.4 million recognized in the six months ended June 30, 2023 that are non-deductible for income tax purposes in most jurisdictions and the impact of acquisition costs that are not deductible for income tax purposes, and was partially offset by the favorable impact of lower income tax rates in other jurisdictions.
Income tax expense for the six months ended June 30, 2022 was $14.4 million on income before income tax of $54.0 million, representing an effective tax rate of 26.7% for the period. The effective income tax rate includes share-based payments of $69.9 million recognized in the six months ended June 30, 2022 that are non-deductible for tax purposes in certain jurisdictions, which was offset by lower income tax rates in certain jurisdictions.
Summary of Quarterly Results and Trend Analysis

(In thousands of US dollars except for per share amounts)	Three months ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,
	2023	2023	2022	2022	2022	2022	2021	2021
	$	$	$	$	$	$	$	$
Revenue	307,026	256,498	220,339	197,146	211,294	214,544	211,875	183,932
Cost of revenue	53,926	54,596	50,166	38,363	35,980	46,916	49,115	38,332
Gross profit	253,100	201,902	170,173	158,783	175,314	167,628	162,760	145,600

Selling, general and administrative expenses	221,755	194,618	148,465	149,184	146,505	146,812	140,921	106,076
Operating profit	31,345	7,284	21,708	9,599	28,809	20,816	21,839	39,524

Finance income	(961)	(5,375)	(7,267)	(4,131)	(1,665)	(631)	(550)	(538)
Finance cost (recovery)	29,318	18,468	9,214	7,859	(1,973)	7,741	5,001	5,131
Net finance cost (income)	28,357	13,093	1,947	3,728	(3,638)	7,110	4,451	4,593
Loss (gain) on foreign currency exchange	(11,115)	(1,398)	4,663	(12,528)	(8,467)	580	(2,486)	727

Income (loss) before income tax	14,103	(4,411)	15,098	18,399	40,914	13,126	19,874	34,204
Income tax expense	2,486	3,878	5,746	5,393	5,831	8,612	7,535	6,202
Net income (loss)	11,617	(8,289)	9,352	13,006	35,083	4,514	12,339	28,002

Net income per share attributable to common shareholders of the Company
Basic	0.07	(0.07)	0.06	0.08	0.24	0.02	0.08	0.19
Diluted	0.07	(0.07)	0.06	0.08	0.23	0.02	0.07	0.19
Adjusted EBITDA(a)	110,307	96,282	85,685	81,201	92,853	91,578	91,454	80,943
Adjusted net income(a)	58,093	64,453	68,036	62,435	74,659	69,056	70,574	62,341

Adjusted net income per share attributable to common shareholders of the Company(a)
Basic	0.41	0.45	0.47	0.43	0.52	0.47	0.48	0.44
Diluted	0.39	0.44	0.47	0.43	0.51	0.46	0.47	0.42
(a)These amounts are non-IFRS measures. See “Non-IFRS and Other Financial Measures” section.
Quarterly Trend Analysis
The quarterly increase in revenue and cost of revenue in the last eight quarters was primarily due to Total volume organic growth, as well as contribution from the acquisitions in the third quarter of 2021 and Paya in the first quarter of 2023.
The quarterly increase in selling, general and administrative expenses in the last eight quarters was primarily due to organic growth, contribution from Paya, as well as higher share-based payments.

The decrease in operating profit in the three months ended December 31, 2021 and following quarters was mainly driven by the increase in share-based compensation expense, primarily due to awards to employees who joined the Company relating to acquisitions completed during the year and other employee grants, as well as higher acquisition and integration costs resulting from the completion of three acquisitions during the third quarter of 2021, as well as contribution from Paya commencing in the first quarter of 2023. Higher expenses were partially offset by the increase in gross profit during the same period.
Quarterly net income in 2022 was impacted by the increased volatility in the foreign currency exchange rate compared with 2021. Net income for the three months ended March 31, 2023 was impacted by acquisition costs of $15.5 million for the Paya acquisition as well as fees related to ongoing acquisition integration activities. Net income for the three months ended June 30, 2023 reflects a full quarter of contribution from Paya and higher finance cost.
Financial Position Data

(In thousands of US dollars, except for percentages)	June 30, 2023	December 31, 2022	Change
	$	$	$	%

Trade and other receivables	100,170	61,228	38,942	64
Intangible assets	1,344,568	694,995	649,573	93
Goodwill	1,983,727	1,114,593	869,134	78
Total Assets	4,477,209	3,524,669	952,540	27
Trade and other payables	164,592	125,533	39,059	31
Loans and borrowings	1,234,102	502,102	732,000	146
Total Liabilities	2,464,639	1,545,179	919,460	60
Deficit	(188,825)	(166,877)	(21,948)	13
Trade and other receivables and payables. The increase mainly reflects the contribution from Paya.
Intangible assets and goodwill. The increase was mainly due to the contribution from Paya.
Total liabilities. The increase in total liabilities mainly reflects the new reducing revolving credit facility entered into as part of the Paya acquisition.
Deficit. The increase in deficit of $21.9 million is mainly explained by the portion of the repurchased shares and the portion of the share repurchase liability recognized in deficit for a total of $22.1 million for the six months ended June 30, 2023.

Liquidity and Capital Resources
Overview
Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:
•Our ability to generate cash flows from our operations;
•The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
•Our capital expenditure requirements.
The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.
Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in our selective acquisitions and product and technology, as well as operations, selling, general and administrative expenses and debt service.

Our capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. Our use of capital is to finance business acquisitions, working capital requirements and capital expenditures.
We fund those requirements out of our internally generated cash flows and funds drawn from our long-term credit facilities or via equity financings.
The primary measure we use to monitor our financial leverage is our total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement for our credit facility. Under our Amended and restated credit facility, we must maintain a total leverage ratio of less than or equal to 7.00 : 1.00 for the current period, with the ratio decreasing year over year every October 1st, until it reaches 6.50 : 1.00 for the period after September 30, 2023.
Under the New reducing revolving credit facility, we must maintain a total leverage ratio of less than or equal to 4.50 : 1.00 for test period before September 30, 2023, and with the ratio decreasing by 0.25 : 1.00 on October 1, 2023 and every six months thereafter, until it reaches 3.50 : 1.00 on March 31, 2025. The Company must also maintain its interest coverage ratio above 2.50 : 1.00. The interest coverage ratio considers the Company's consolidated adjusted EBITDA, calculated in accordance with the terms of the credit facility agreement, to consolidated cash interest expense. As at June 30, 2023, the Company was in compliance with all applicable covenants.
We believe that the Company's available cash and cash equivalents, cash flows generated from operations, loans and borrowings will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Credit Facilities
Our Amended and restated credit facility is comprised of term loan facilities of $501.7 million. Outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity on September 28, 2025. The Company also has an unused revolving credit facility of $385.0 million as of June 30, 2023. The maturity of the revolving facility is September 28, 2024.
On February 22, 2023, concurrent with the completion of the Paya acquisition, we entered into a New reducing revolving credit facility in an amount of $800.0 million. Commencing on June 30, 2023, the commitments in respect of this facility will automatically be permanently reduced by $10 million on the last day of each fiscal quarter. The maturity date of this facility is September 28, 2025.
As at June 30, 2023, we had letters of credit issued totaling $46.1 million (unchanged from $46.1 million as at December 31, 2022).
For more information on the Company's loans and borrowings, refer to Note 7 of our Interim Financial Statements and Note 12 of the audited annual consolidated financial statements for the year ended December 31, 2022.

Use of proceeds from Nasdaq Listing
On October 8, 2021, we completed our Nasdaq listing for aggregate gross proceeds of approximately $424.8 million. On February 22, 2023, the Company used all of the net proceeds received as part of our Nasdaq listing as part of the consideration paid for the Paya acquisition. This is consistent with our stated use of the net proceeds from our Nasdaq listing, which included growth initiatives such as acquisitions or strategic investments in complementary businesses, services, products or technologies.
Cash Flows

	Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Cash flow from (used in):
Operating Activities	116,844	157,223	(40,379)	(26)
Investing Activities	(1,458,712)	(20,486)	(1,438,226)	n.m.
Financing Activities	708,525	(152,908)	861,433	n.m.
Effect of movements in exchange rates on cash	39	(10,785)	10,824	n.m.
Net increase in cash and cash equivalent	(633,304)	(26,956)	(606,348)	n.m.
Cash and cash equivalent – beginning of period	751,686	748,576	3,110	—
Cash and cash equivalent - end of period	118,382	721,620	(603,238)	(84)
Cash Flows From Operating Activities
For the six months ended June 30, 2023, $116.8 million of cash was generated from operating activities compared to $157.2 million for the six months ended June 30, 2022. The decrease was mainly driven by higher interest paid on indebtedness of $34.0 million, increase in income tax paid of $9.7 million as well as professional fees paid relating to the Paya acquisition during the six months ended June 30, 2023.
Cash Flows Used in Investing Activities
For the six months ended June 30, 2023, $1,458.7 million of cash was used in investing activities. This resulted primarily from the cash consideration, net of cash acquired, for the Paya acquisition of $1,379.8 million, an equity investment of $25.0 million, acquisition of intangible assets of $21.1 million, and the acquisition of distributor commissions of $20.3 million. For the six months ended June 30, 2022, $20.5 million of cash was used in investing activities, mainly due to the acquisition of intangible assets.
Cash Flows From (Used in) Financing Activities
For the six months ended June 30, 2023, $708.5 million of cash was generated from financing activities mainly reflecting the borrowing under the New reducing revolving credit facility and was partially offset by $56.0 million used to repurchase and cancel approximately 1.4 million Subordinate Voting Shares under the NCIB as well as mandatory and voluntary repayments on the credit facilities. For the six months ended June 30, 2022, $109.2 million of cash was used to repurchase and cancel approximately 1.2 million Subordinate Voting Shares under the NCIB. For the six months ended June 30, 2022, financing activities also reflected the purchase of a non-controlling interest for a cash consideration of $39.8 million.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions and Executive Compensation
We have no related party transactions other than those presented in Note 14 in the Interim Financial Statements.

Financial Instruments and Other Instruments
In the ordinary course of its business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of Nuvei's financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. A more detailed description of these risks and how the Company manages them, is provided in the section titled "Financial Instruments and Other Instruments" of the Company's 2022 Annual MD&A. The Company's exposure to and management of these risks have not changed materially since December 31, 2022, other than as noted within this MD&A. Please refer to the “Risks Relating to Our Business and Industry” section of the AIF for the year ended December 31, 2022 for additional information about the material risks we face in our business.
Credit and Concentration Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from our cash and cash equivalents, trade and other receivables, segregated funds and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Cash, Segregated Funds and Processor Deposits
The credit risk related to financial institutions that hold cash and cash equivalents, segregated funds and processor deposits is managed as we seek to maintain funds with highly-rated financial institutions and to maintain a diversified group of financial institutions. We had no adverse impact to date from the U.S. regional bank failures.
Trade and Other Receivables
We provide credit to our customers in the normal course of business. We evaluate the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. Our extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and credit history. We have established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.
There is a concentration of credit risk as of June 30, 2023, with respect to our receivables from our main processor and sponsor banks in North America, which represented approximately 35% (26% as at December 31, 2022) of trade and other receivables. The increase is mainly due to the contribution from Paya.
Foreign Currency Risk
We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in our operating results. We do not currently enter into arrangements to hedge foreign currency risk.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. We do not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit and loss.
All other loans and borrowings bear interest at floating rates, and we are therefore exposed to the cash flow risk resulting from interest rate fluctuations.

Critical Accounting Policies and Estimates
The preparation of the Interim Financial Statements in conformity with IFRS requires us to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Interim Financial Statements include the following:
Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, we have applied judgment in assessing the principal versus agent considerations for our transaction and processing services.
Fair Value of Share-based Payment Transactions. We recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted that did not contain a market performance condition was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. We use an expected dividend yield in the option-pricing model.
When granting share-based payment compensation with performance conditions, we assess whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date, using a Monte Carlo simulation and this fair value is not revised subsequently. For non-market conditions, we estimate the expected outcome of the performance targets and revise those estimates and related expense until the final outcome is known.
When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.
Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by us. We then charge back to the merchant the amount refunded to the financial institution. As such, we are exposed to credit risk in relation to the merchant since we assume the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse us. A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. We evaluate the risk for such transactions and estimate the loss for disputed transactions based primarily on historical experience and other relevant factors. We analyze the adequacy of the provision for losses on merchant accounts in each reporting period.
Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverable Amount of Goodwill. Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which we have based our determination of fair value less costs of disposal include estimated sales volumes, input costs, and selling, general and administrative expenses as well as the multiples applied to forecasted Adjusted EBITDA. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect our estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. We must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.
New Accounting Standards and Interpretations Adopted or Issued But Not Yet Adopted
Amendments to IAS 12 Income taxes
These amendments provide a temporary relief from the requirement to recognize deferred income taxes arising from the Organisation for Economic Co-operation and Development's ("OECD") enacted or substantively enacted Pillar Two Model rules. The Company has applied these amendments.
There are no significant updates to the standards and interpretations issued but not yet adopted described in the December 31, 2022 annual audited consolidated financial statements.
Outstanding Share Data
As of August 4, 2023, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 62,997,248 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.
As of August 4, 2023, there were 2,291,899 stock options outstanding under the Company’s legacy stock option plan dated September 21, 2017, 5,846,127 stock options outstanding under the Company’s Omnibus Plan and 181,389 stock options outstanding under the Company's Paya Equity Plan.
As of August 4, 2023, there were 71,354 Deferred Share Units, 4,413,322 Restricted Share Units and 1,324,299 Performance Share Units outstanding under the Company’s Omnibus Plan, as well as 551,025 Restricted Share Units outstanding under the Company's Paya Equity Plan.
Risk Factors
In addition to all other information set out in this MD&A, our Interim Financial Statements, and our audited annual consolidated financial statements and notes for the fiscal year ended December 31, 2022, the specific risk factors that could materially adversely affect us and/or our business, financial condition and results of operations are disclosed under "Risk Factors" in our Annual Information Form dated March 8, 2023. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.

Controls and Procedures
Disclosure Controls and Procedures
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined by the Securities and Exchange Commission (the “Commission”) in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including the Commission’s rules and forms); and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective as at June 30, 2023.
Internal Controls over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company’s internal control over financial reporting was effective as at June 30, 2023.
Change in Internal Controls over Financial Reporting
There were no changes to our internal controls over financial reporting during the three months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Limitations on Scope of Design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Paya which was acquired on February 22, 2023. The Paya contribution to our consolidated statements of profit or loss and comprehensive income or loss for the six months ended June 30, 2023 was revenue of $106.2 million to our consolidated revenue of $563.5 million, and was net income of $9.3 million to our consolidated net income of $3.3 million. Additionally, as at June 30, 2023, Paya's current assets and current liabilities, non-current assets and non-current liabilities represented respectively 16%, 15%, 44% and 9% of the consolidated group. The amounts recognized for the assets acquired and liabilities assumed as at the date of this acquisition are described in Note 4 of the Interim Financial Statements.
Additional Information
Additional information relating to the Company, including the Interim Financial Statements, the audited annual consolidated financial statements for the year ended December 31, 2022, and the AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.